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                             CASH ACCUMULATION TRUST
                                BY-LAW AMENDMENT
                             dated OCTOBER 22, 1997


VOTED: That the Trust's By-Laws be and hereby are amended to delete Section 10.5, which is set forth below (and to renumber current Sections 10.6 and 10.7 as new Sections 10.5 and 10.6, respectively):

          "10.5 REQUIREMENTS AND RESTRICTIONS REGARDING THE MANAGEMENT CONTRACT. Every advisory or management contract entered into by the Trust shall provide that in the event that the total expenses of any series of shares of the Trust for any fiscal year should exceed the limits imposed on investment company expenses imposed by any statute or regulatory authority of any jurisdiction in which shares of the Trust are offered for sale, the compensation due the Manager for such fiscal year shall be reduced by the amount of such excess by a reduction or refund thereof."


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